UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

28 March 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	DRP Share Buyback Programme dated 28 March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 March 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

TRISTAN GILBERTSON Group General Counsel & Company Secretary

Market Information Services Section

NZX Limited

Wellington

28 March 2012

DRP Share Buyback Programme

For the purposes of section 65(2) of the Companies Act 1993, this notice concerns those securities in Telecom Corporation of New Zealand Limited (“Telecom”) that have been acquired on market by Telecom between 21 and 27 March 2012 to eliminate an increase in capital arising pursuant to Telecom’s dividend reinvestment plan (“DRP”).

Details of the acquisition are as follows:

a) Class of securities acquired	Ordinary Shares
ISIN	NZTELE0001S4

b) Number of securities acquired	6,871,300

c) Consideration paid for securities acquired	$16,478,205 (average consideration of $2.3981 per share)

d) Identity of the sellers	Not known to Telecom

e) Number of securities cancelled on acquisition	6,871,300

f) Total number of securities on issue after acquisition and cancellation	1,913,957,773

While the DRP share buyback programme is now complete as noted above, Telecom will continue an on-market share buyback of up to a maximum aggregate purchase price of NZ$300 million during the 2012 calendar year.

Yours faithfully

/s/ Tristan Gilbertson

Tristan Gilbertson
Group General Counsel & Company Secretary

Telecom Corporation of New Zealand Limited

Purple Tower Level 7, Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand

Telephone: +64 (09) 358 6934 Fax: +64 (09) 357 0798 Email: tristan.gilbertson@telecom.co.nz